UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Bitwoods, LLC

Legal status of Issuer:

      Form:

      LLC

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      March 25, 2022

Physical Address of Issuer:

4610 Riverstone Blvd, Missouri City, TX 77459

Website of Issuer:

Issuer has no website.

Is there a co-issuer? ____yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

Z&G Capital Inc., dba Findao

CIK Number of Intermediary:

0001790257

SEC File Number of Intermediary:

008-70428

CRD Number of Intermediary:

305319

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive no other compensation.

Type of Security Offered:

Equity (Common Stock)

Target Number of Securities to be Offered:

1,880

Price (or Method for Determining Price):

$500.00

Target Offering Amount:

$705,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$940,000

Deadline to reach the Target Offering Amount:

August 27, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	0.00	0.00
Cash & Cash Equivalents	0.00	0.00
Accounts Receivable	0.00	0.00
Short-term Debt	0.00	0.00
Long-term Debt	0.00	0.00
Revenues/Sales	0.00	0.00
Cost of Goods Sold	0.00	0.00
Taxes Paid	0.00	0.00
Net Income	0.00	0.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 27, 2022

BITWOODS, LLC

Up to $940,000 of Membership Interest Series I

Bitwoods, LLC ("Bitwoods", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $705,000 (the "**Target Offering Amount**") and up to a maximum amount of $940,000 (the "**Maximum Offering Amount**") of Membership Interest Series I (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 27, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, Z&G Capital Inc. (the "**Intermediary**"), which operates through the online investment platform www.findao.com owned and operated by Findao.com, Inc (the "**Findao**").   All committed funds will be held in escrow with a third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$500	$15	$485
Target Offering Amount	$705,000	$21,150	$683,850
Maximum Offering Amount	$940,000	$28,200	$911,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   the Intermediary will receive a commission equal to three percent (3%) of the total amount sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the SEC Edgar System. The Company must

continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.findao.com/bitwoodsmining

The date of this Form C is July 27, 2022.

Table of Contents

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Bitwoods, LLC (the "Company") is a Delaware limited liability company, formed on March 25, 2022. The Company is currently also conducting business under the name of "Bitwoods".

The Company is located at 4610 Riverstone Blvd., Missouri City, TX 77459. The Company has no website.

The Company conducts business in the United States and sells products through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.findao.com/bitwoodsmining(the "Deal Page"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements.

The Offering

Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,410
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,880
Price Per Security	$500
Minimum Individual Purchase Amount	$500
Maximum Individual Purchase Amount	$940,000
Offering Deadline	August 27, 2022
Use of Proceeds	See the description of the Use of Proceeds.
Voting Rights	The holders of the Interest have voting rights.

The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related To The Company's Business

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In general, performance for our investments is highly correlated with general economic conditions.

Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results and the financial conditions of our operation. Because such declines in financial market are difficult to predict, our capability to maintain liquidity might be impaired.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

If the Company becomes subject to a bankruptcy or similar proceeding, Dividends accruing on the Interest upon and following such bankruptcy or similar proceeding may not be paid, and the recovery, if any, of Shareholders may be substantially delayed and/or substantially less than the amounts due and/or to become due on the Interest.

In a bankruptcy or similar proceeding for the Company, dividends accruing on the Interest during the proceedings may not be part of the allowed claim of a holder of a Interest. If the holder of a Interest receives a recovery on the Interest (and no such recovery can be assured), any such recovery may be based on, and limited to, the claim of the holder of the Interest for principal and for dividends accrued up to the date of the bankruptcy or similar proceeding, but not thereafter. Because a bankruptcy or similar proceeding may take months or years to complete, a claim based on principal and on dividends only up to the start of the bankruptcy or similar proceeding may be substantially less than a claim based on principal and on dividends through the end of the bankruptcy or similar proceeding. Moreover, even if suspended payments were resumed, the suspension might effectively reduce the value of any recovery that a Shareholder might receive by the time such recovery occurs.

Risks Related To The Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus dividends from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the

Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing dividends during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without dividends or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Relating To The Offering And The Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Interest are risky and speculative investments for suitable investors only.

Investors should be aware that the Interest are risky and speculative investments. Interest are suitable only for investors of adequate financial means. If an investor cannot afford to lose the entire amount of such investor's investment in the Interest, the investor should not invest in the Interest.

The Interest are Restricted Securities and are subject to transfer restrictions.

This Offering of the Interest has not been registered under the Securities Act or with any State securities regulator or authority, nor is registration contemplated. Rather the Interest are being offered in reliance upon the exemption from such registration requirements set forth in Section 4(A)(2) of the Securities Act and Rule 506(b) and/or 506(c) of Regulation D thereunder. The Interest will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Interest, and the Company does not expect that such a trading market will develop in the foreseeable future, nor does the Company intend in the near future to offer any features on the Platform to facilitate or accommodate such trading. Even if a potential buyer could be found, the transferability of these Interest is also restricted by the provisions of the Securities Act and Rule 144 promulgated thereunder. Unless an exemption is available, these Interest may not be sold or transferred without registration under the Securities Act and the prior written consent of applicable State securities regulator(s). Any sale or transfer of these Interest also requires the prior written consent of the Company. Shareholders must be capable of bearing the economic risks of this investment with the understanding that these Interest may not be liquidated by resale or redemption and should be able to hold their Interest for an indefinite period of time.

The Company is a new entity specifically formed to issue the Interest. As such, the Company has no operating history which makes it difficult to assess the Company's future viability.

As a newly formed entity, the Company has not yet commenced operations and issued Interest. The Company is in the start-up stage only and is unproven. As a result, the Company has no history upon which its business and prospects may be evaluated. The Company will encounter not just its own risks and challenges relating to its business plan but also the risk and challenges of Findao.com, Inc., which has its own set of risks and challenges relating to its business plan. The Company's success and its ability to repay the Interest will depend on its ability to manage the risks discussed in this Memorandum and its ability to implement its business plan.

If the Company is required to register under the Investment Company Act, its ability to conduct business could be materially adversely affected.
The Investment Company Act of 1940, or the "Investment Company Act," contains substantive legal requirements that regulate the manner in which "investment companies" are permitted to conduct their business activities. The Company believes it has conducted, and will conduct, its business in a manner that does not result in being characterized as an investment company. If, however, the Company is deemed to be an investment company under

the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which would materially adversely affect its business, financial condition and results of operations. If the Company were deemed to be an investment company, the Company may also attempt to seek exemptive relief from the SEC, which could impose significant costs and delays on the Company's business.

Tax and ERISA risks.

An investment in the Company involves certain tax risks of general application to all investors and certain other risks specifically applicable to Keogh accounts, Individual Retirement Accounts and other tax- exempt investors. (See "Certain U.S. Federal Income Tax Considerations" and "ERISA Considerations" below).

Risks Relating To Findao's Operations And The Platform

The Company is reliant on the volume of financing and maintenance of offerings on the Platform.

For the Company to be successful, the volume of securities offered through the Platform will need to increase, which will require Findao to increase its facilities, personnel, technology, and infrastructure to accommodate the greater obligations and demands on the Platform. If it is unable to increase the capacity of the Platform and maintain the necessary infrastructure, Shareholders may experience delays in receipt of payments on the Interest and periodic downtime of the Platform's systems.

If the security of Shareholders' confidential information stored in the Platform's systems is breached or otherwise subjected to unauthorized access, Shareholders' secure information may be stolen.

The Platform may store Shareholders' bank information and other personally-identifiable sensitive data. The Platform is compliant with payment card industry security standards and uses daily security monitoring services and intrusion detection services monitoring malicious behavior. However, any willful security breach or other unauthorized access could cause Shareholders' secure information to be stolen and used for criminal purposes, and Shareholders would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Platform and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause potential investors through the Platform to lose confidence in the effectiveness of Findao's data security measures. Any security breach, whether actual or perceived, would harm Findao and the Company's reputation, resulting in a loss of investors in securities offered on the Platform, and the value of your investment in the Interest could be adversely affected.

Any significant disruption in service on the Platform or in its computer systems could materially and adversely affect Findao and the Company's ability to perform their obligations.

If a catastrophic event resulted in a Platform outage and physical data loss, Findao and the Company's ability to perform their respective obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of the Platform's technology and its underlying hosting services infrastructure are critical to Findao's and Company's operations, level of customer service, reputation and ability to attract new users and retain existing users. The Platform's hosting services infrastructure is provided by a third-party hosting provider (the "Hosting Provider"). The Platform also maintains a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that users' access to the Platform website will be uninterrupted, error-free or secure. The Platform's operations depend on the Hosting Provider's ability to protect its and the Platform's systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm Findao's systems, criminal acts and similar events. If the Platform's arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, Findao could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in the Platform's service, whether as a result of an error by the Hosting Provider or other third-party error, Findao or the Company's error, natural disasters or security breaches, whether accidental or willful, could harm Findao and the Company's ability maintain accurate accounts, and could harm Findao and the Company's relationships with its users and Findao and the Company's reputation. Additionally, in the event of damage or interruption, Findao and the Company's insurance policies may not adequately compensate Findao and the Company for any losses that they may incur. Findao's disaster recovery plan has not been tested under actual disaster conditions, and there would be some delay in recovering data and services in the event of an outage at a facility operated by the Hosting Provider. In addition, there is no guarantee that all data would be recoverable. These factors could prevent the Company from processing or posting payments on the Interest, divert employees' attention and damage Findao and the Company's brand and reputation.

Errors may be experienced on the Platform that result in incorrect information provided to Shareholders.

The Company depends on complex programs, algorithms and inputs to store, retrieve, process and manage data. Errors or other design defects within these programs, algorithms and inputs may result in a negative experience for Platform users (including Shareholders), delay introductions of new features or enhancements, or impact the information displayed on the Platform. They could also result in negative publicity and unfavorable media coverage, harm to Findao and the Company's reputation, litigation, regulatory inquiries or proceedings, loss of or damage to relationships with originators or investors or loss of revenue or liability for damages, any of which could adversely affect Findao and the Company's business and financial results.

Failure of third-party vendors to meet compliance requirements could have an adverse effect on the Company.

The Company either internally conducts or contracts out to external vendors certain compliance services to meet regulations pertaining to "Know Your Customer", anti-money laundering and Rule 501 accredited investor compliance. The Company believes its internal procedures and the procedures of its third-party vendors meet industry compliance standards. However, the SEC or other regulatory agencies could determine, for example, that the Company or such vendors failed to use "reasonable steps" for verification of accredited investor status. This determination could result in penalties to the Company, a loss of some or all returns for certain investors, revocation of an investor's accredited investor status, loss of a valid exemption from registration under the Securities Act, a delay in payments to Shareholders, cessation of operations of the Company, or other results which could be adverse to Shareholders or the Company.

The Company relies on third-parties and FDIC-insured banks to process transactions.

The Company relies on third-party vendors and FDIC-insured depository institutions to process its transactions, including payments on Investments and remittances to Shareholders. Under the ACH rules, if the Company experiences a high rate of reversed transactions ("chargebacks"), it may be subject to sanctions and potentially disqualified from using the system to process payments. In addition, if for any reason, its third-party vendors and/or FDIC-insured depository institutions that processes transactions, were no longer able to do so, the Company would be required to transition such services to other parties. In such event, the Company could experience significant delay in its ability to process payments timely and the Shareholders' ability to receive payments on the Interest will be delayed or impaired.

As Internet commerce develops, federal and state governments may draft and propose new laws to regulate Internet commerce, which may negatively affect the Company's business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Findao and its affiliates' business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to crowdfunding platforms and marketplace lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our users in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet, which would adversely affect the viability of the Platform.

If Findao fails to maintain operations in bankruptcy or otherwise, Shareholders may experience a delay and increased cost in respect of their expected dividends payments on Interest.

Findao.com, Inc. owns the Platform and the computer hardware that it uses to host and maintain the Platform and the www.findao.com website. Findao has entered into third party agreements relating to the hosting and maintenance of the Platform and the www.findao.com website. In the event of a Findao bankruptcy, the cessation of or substantial reduction of the day-to-day operations of Findao (because of or during its bankruptcy or otherwise) would materially impair and delay ability of the Company or the ability of a back-up service provider to retrieve data and information in the possession of Findao relevant to the Securities and the servicing of the Interest. Any such delay or impairment that did not affect existing Shareholders, because we prove able to continue performing as paying agent with respect to the Interest, could nonetheless delay or eliminate the ability of Findao to facilitate the origination of new Investments and issue new securities through the Platform, which could adversely affect the Company's business operations and financial results.

Risks Related To Catastrophic Events

The Company may be subject to the risk of loss arising from direct or indirect exposure to various catastrophic events, which may have a material effect on global financial markets.

The Company may be subject to the risk of loss arising from direct or indirect exposure to various catastrophic events, including the following: hurricanes, earthquakes and other natural disasters; terrorism; and public health crises, including the occurrence of a contagious disease. To the extent that any such event occurs and has a material effect on global financial markets or specific markets in which the Company participates (or has a material effect on locations in which the Manager operates) the risks of loss can be substantial and could have a material adverse effect on our investments.

The Company may be subject to risks arising from a novel strain of coronavirus (known as COVID-19), which has had a material effect on global financial markets and has caused a disruption of manufacturing supply chains and local and global economies.

In December 2019, COVID-19 surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China and South Korea, among other affected countries. These closures have caused the disruption of manufacturing supply chains and local and global economies, the duration of which remains uncertain. As of March 2020, COVID-19 has spread across the world, which may result in additional market disruptions. The extent to which COVID- 19 may negatively affect the operations of the Manager and the Company's performance is difficult to predict. Any potential impact on such operations and performance will depend to a large extent on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by authorities and other entities to contain COVID-19 or treat its impact. These potential impacts, while uncertain, could adversely affect the performance of the Company's investments.

Conflicts Of Interest

The following is a list of some of the important areas in which the interest of the Company and each of its principals, directors, officers and/or affiliates may conflict with one another. It is expected that numerous transactions will occur between the Company and its principals, directors, officers and/or affiliates, and no outside or independent review of these transactions will be performed.

Interest May be Sold to Directors, Officers and Employees.

The Company intends to allow purchases of Interest by interested directors, officers and employees of the Company, the Manager or an affiliate thereof who are accredited investors. Such purchases of Interest will be offered on the same terms and conditions as Interest offered to non-affiliated investors.

Investments May Be Serviced by an Affiliate of the Company.

An affiliate of the Company may have the right to receive compensation for servicing the Investments to the extent it provides such servicing. The Manager have reserved the right to retain other firms in addition to, or in lieu of, the applicable servicer to perform the various loan servicing and other activities in connection with the Investments. Such other firms may or may not be affiliated with the Company or Findao. Loan servicing firms not affiliated with the Company or Findao may or may not provide comparable services on terms more favorable to the Company and Findao and therefore indirectly, the Shareholders.

Affiliates of the Company May Receive Fees or Other Compensation from Third Parties in Connection with the Investments.

Affiliates of the Company may receive certain fees or other compensation from third parties in connection with the Investments, which may provide financial incentives that are not present when such affiliates are not receiving such fees.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The proceeds from the sale of the Membership Interest will be used to buy miners and pay three months deposit to mining facility. Miners are expected to go live around December 1, 2022. Bitwoods Mining enables clients to own Bitcoin miners, which Bitwoods procures, hosts and manages in co-location facilities (data centers) for clients.

Business Plan

The Company will issue multiple series of Interest on an ongoing basis. Each time the Company offers a series of Interest, the Company will prepare a Subscription Agreement and a Membership Interest (which will be posted on the Platform) with information about the applicable series of Interest for that series, which is referred to herein as "Interest Documents". Each Membership Interest will provide information about the specific series of Interest offered for sale, including the term, interest rate, frequency of interest payments, Investor Expense (as defined below) and aggregate principal amount of the offering, each of which may be the same or different than earlier series of Interest, as well as any other relevant information relating to the Company and to the series of Interest then being offered on the Platform. Please be aware that the Manager has offered and anticipates that it will continue to offer a range of incentives to investors based on a number of factors including but not limited to: (i) whether an offering has not been fully allocated and remains open after a certain amount of time (generally, approximately 30-90 days), (ii) an investor making an investment for the first time or (iii) an investor making his/her first investment after a specified amount of time (generally, approximately six months). Please also be aware that the Manager has offered and plans on offering various promotions and other incentives to investors. Investors who have received or will receive these promotions or incentives may invest in this offering, even if such promotions or incentives were not available to all investors at the time of their investment. No investor will be automatically entitled to a promotion or incentive based on the foregoing and there can be no guarantee that the Manager will offer any or all of these promotions or incentives at any given time or at all.

History of the Business

The Company has no operating history.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. The Company is subject to laws and regulations affecting its operations in the areas of financing and lending. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	3%	$21,150	3%	$28,200
Company Investments	97%	$683,850	97%	$911,800
Total	**100%**	**$705,000**	**100%**	**$940,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and business experience for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Business Experience for the Last Three (3) Years	Education
Lei Zheng	Manager, July 2022 - Present	Harmonia Capital USA Inc., CEO, November 2011 – Present. Responsibilities: Managing and directing the company in investing in real estates in the US	Cheung Kong Graduate School of Business, MBA (2009); Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University, EMBA (2013)
Tong Gao	Manager, July 2022 - Present	Harmonia Capital USA Inc., Director, Nov 2011 – Present. Responsibilities: Investment deal sourcing and relationship management	Shenzhen University, Bachelor's Degree in Business Administration (1991)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company currently has no employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's currently has only Membership Interest and no current debt outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Membership Interest
Amount Outstanding	100%
Voting Rights	Holders of membership interest are entitled to vote by the percentage ratio.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The holder of the Security issued pursuant to this Offering is Equity and will have voting rights or control rights with respect to the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Promissory Notes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no such additional securities outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Bitwoods I, LLC	100%, Membership Interest	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Bitwoods, LLC (the "**Company**") was incorporated on March 25, 2022, under the laws of the State of Delaware, and is headquartered in Missouri City, TX. The Company is currently also conducting business under the name of "Bitwoods".

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made no previous issuances of securities within the last three years.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of **$705,000** (the "**Target Offering Amount**") and up to a maximum amount of **$940,000** (the "**Maximum Offering Amount**") of Membership Interest Series I(the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by August 27, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is **$150** and the maximum amount that an Investor may invest in the Offering is **$250,000**, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Z&G Capital Inc. (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (i) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided*
(i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to withdraw all of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may conduct multiple closings (Each, a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds the Target Offering Amount.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Subscription Agreement attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Currently Membership Interest

The Securities are currently Membership Interest in the Company and has voting rights.

Dividends and/or Distributions

The Securities entitles Investors to distributions pursuant to the Company Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tong Gao
_____
(Signature)

Tong Gao
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tong Gao
_____
(Signature)

Tong Gao
_____
(Name)

Manager
_____
(Title)

July 27, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

BITWOODS, LLC

(a Delaware Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2020
through December 31, 2021

Certified by Managers

Financial Statements

BITWOODS, LLC

Table of Contents

Financial Statements and Supplementary Notes

BALANCE SHEETS
July 27, 2022 (unaudited)

ASSETS	2022		2021	
Current Assets				
Cash and cash equivalents	$	0	$	0
Total Current Assets		**0**		**0**
Intangibles		0		0
Total Assets	**$**	**0**	**$**	**0**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	0	$	0
Accrued expenses		0		0
Total Current Liabilities		**0**		**0**
Long-Term Liabilities				
Total Long-Term Liabilities		**0**		**0**
Total Liabilities		**0**		**0**
Stockholders' Equity				
Paid in Capital - Common		0		0
Total Stockholders' Equity		**0**		**0**
Total Liabilities and Stockholders' Equity	**$**	**0**	**$**	**0**

INCOME STATEMENTS

The company has operating history less than 3 month and has no current quarterly income statement.

EXHIBIT B

Offering Page on Intermediary's Portal or Other Material Presented to Investors.

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Bitwoods Mining I

Mining

Status	Funded	Funding Goal	Close date
Funding	0%	$705,000 - $940,000	August 27, 2022

Accepting	$500 - $940,000
Target IRR	0.51%-122.60%
Target ROE	-
Originator	Bitwoods, LLC

Funds available for investment	$940,000

This REG CF is made available through Bitwoods, LLC.

$ Investment Amount

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IRR	0.00%

EXHIBIT C

SUBSCRIPTION AGREEMENT

BITWOODS MINING – Reg CF

BITWOODS, LLC, a Delaware limited liability company (the "<u>Company</u>"), is offering Membership Interests of the Company (collectively, the "<u>Interests</u>") to certain investors in a Regulation Crowdfunding offering (the "<u>Offering</u>"). The undersigned hereby subscribes for and agrees to purchase a Membership Interest for an aggregate investment amount of_____, as adjusted to the exact amount received by the Company (the "<u>Investment Amount</u>"), on the terms and conditions hereinafter set forth and as set forth in the Company Agreement. The undersigned acknowledges and understands that the net proceeds to the Company from the sale of the Membership Interest will be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "<u>Offering Materials</u>") available to the undersigned on the company offering profile at www.findao.com) (the "<u>Company Offering Profile</u>").

The undersigned understands that investment in the Membership Interest involves a high degree of risk and is suitable only for certain investors. The undersigned further understands that the Membership Interest are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended (the "<u>Securities Act</u>"), as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Accordingly, the undersigned hereby represents and warrants to you, the Company, and Z&G Capital Inc (the "<u>Placement Agent</u>") and intends that you, the Company, and the Placement Agent rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1. The undersigned is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment. The undersigned fully understands the risks involved with an investment in the Company, including, without limitation, the risks identified in the Offering Materials, incorporated by reference herein.

2. The undersigned has received, carefully read and understands the Offering Materials. The undersigned has had a full opportunity to review the information in the Offering Materials and to consult with his, her or its independent legal, financial, accounting, tax and other professional advisors regarding the information set forth in the Offering Materials with respect to his, her or its investment in the Membership Interest.

3. The undersigned is purchasing the Interests for his, her or its own account for investment only and not with a view to the distribution or resale thereof to anyone else.

4. The undersigned understands that (i) no state or federal governmental authority has made any finding or determination concerning the merits of a purchase of a Membership Interest and (ii) neither the offer nor the sale of the Membership Interest has been registered under the Securities Act, or any other applicable securities laws, and that the Membership Interest are being sold in reliance upon exemptions thereunder. The undersigned acknowledges that the Company has disclosed in writing to him, her or it that the transferability of the Membership Interest is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the Membership Interest are being offered and sold by the Company, and for a period of twelve months from the date of the last sale by the Company of a Membership Interest in the Offering, all permitted resales of all or any part of the Membership Interest, by any person, shall be made only in accordance with Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)).

5. The undersigned agrees that the undersigned will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the Membership Interest except in compliance with the Interests, the Securities Act and Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)) thereunder.

6. The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning the Company, the Membership Interest, the Offering Materials, this Subscription Agreement and any other information provided by the Company to the undersigned. The undersigned understands that it is his, her or its responsibility to inquire of the Company concerning disclosure of facts that the undersigned deems material to his, her or its decision to invest in the Company and purchase the Membership Interest.

7. The undersigned has made his, her or its own inquiry and analysis (on his, her or its own or with the assistance of others) with respect to the Company, the Membership Interest, the Offering Materials, this Subscription Agreement and other material factors affecting the Membership Interest and/or the Company. Based on such information and analysis, the undersigned has been able to make an informed decision to subscribe for a Membership Interest.

8. The undersigned has not relied on any representation of the Placement Agent as to: (i) future payments under the Membership Interest; (ii) the collectability of future payments or the Company's creditworthiness or financial condition; (iii) the legality, validity, binding effect or enforceability of the Membership Interest; or (iv) any other matters having any relation to the Membership Interest, this Subscription Agreement, the Company, or any other person or entity, except as may be otherwise specifically set forth in the Company Agreement.

9. The undersigned: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, and his, her or its acquisition of a Membership Interest will not cause such overall commitment to become excessive, and (ii) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the Interests, and has no need for liquidity in the investment in the Interests.

10. There are restrictions on the undersigned's ability to cancel his, her or its investment commitment in the Membership Interest and obtain a return of his, her or its investment. The undersigned may cancel his, her or its investment commitment in the Interests for any reason up to forty-eight (48) hours after the Company's acceptance of this Subscription Agreement by its execution of the signature page hereto. If the undersigned has not canceled his, her or its investment commitment in the Interests prior to such deadline, the undersigned's subscription for the Interests shall be irrevocable by the undersigned, and the investment will be documented through the receipt of an executed copy of the Interests, which will also be recorded and maintained on the books of the Company.

11. The undersigned's investment in the Membership Interest, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or networth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000.

12. The undersigned agrees that, notwithstanding the place where this agreement may be executed by any of the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of Delaware, without regard to principles of conflicts of laws.

13. The undersigned agrees that he, she or it shall execute a counterpart signature page to the Interests, a copy of which has been provided to the undersigned, which provides for, among other things, the terms and conditions applicable to the Membership Interest.

14. The undersigned understands that the undersigned has no right to require the Company to register the Membership Interest under federal or state securities laws at any time.

15. Other than the fees to be paid to the Placement Agent by the Company (as discussed in the Offering Materials), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the Membership Interest.

16. The undersigned understands that nothing in the Membership Interest, the Offering Materials or any other materials presented to the undersigned in connection with the Offering constitutes legal, tax, or investment advice. The undersigned has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with this investment.

17. The undersigned acknowledges that any legal counsel for the Company is legal counsel <u>solely</u> for the Company regarding this investment and not for the undersigned and that any legal counsel for the Placement Agent is legal counsel <u>solely</u> for the Placement Agent, and that the undersigned therefore may want to have its own legal counsel review the Membership Interest (and related Offering Materials) before signing.

18. . The undersigned acknowledges that an investment in the Membership Interest is speculative and agrees that no guarantees have been made to the undersigned by the Company or the Placement Agent or any of their respective agents, managers, members, employees or affiliates, about an investment in the Membership Interest or the future financial performance of the Company. The undersigned also acknowledges that in making an investment in the Membership Interest, the undersigned is not relying upon any guaranty of the Company, the Placement Agent or any of their respective agents, managers, members, employees or affiliates. It is understood that information and explanations related to the terms and conditions of the Membership Interest provided in the Offering Materials or otherwise by the Company or the Placement Agent shall not be considered investment advice or a recommendation to purchase the Membership Interest, and that neither the Company, the Placement Agent nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Membership Interest. The undersigned acknowledges that neither the Company, the Placement Agent nor any of their respective affiliates has made any representation regarding the proper characterization of the Membership Interest for purposes of determining the undersigned's authority to invest in the Membership Interest.

19. The undersigned has reviewed the cautionary statements made in the Offering Materials about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections or forward looking information as if such projections and statements were guaranteed.

20. The undersigned understands that the Interests includes a provision obligating the undersigned to submit disputes to mandatory binding arbitration.

The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest. This Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives and affiliates, and any person acting on behalf of the Company, including, without limitation, the Placement Agent and persons affiliated with the Placement Agent, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by the undersigned to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any misrepresentation or breach of warranty made by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives. All representations, warranties and agreements contained herein shall survive the execution, delivery and acceptance of this Subscription Agreement and the undersigned's purchase of the Interests.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the signature date below.

INVESTOR

Investor Legal Name: _____

Signature of Investor:

Title: _____

Date Signed: _____

This Subscription Agreement is accepted by the Company as of the Effective Date below.

Effective Date:

COMPANY

Company: BITWOODS, LLC

_____

By: _____

Printed: Tong Gao

_____

Title: Manager

_____

NOTE: YOU MUST ALSO SIGN AND ACKNOWLEDGE THE COUNTERPART SIGNATURE PAGE TO THE INTERESTS.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.